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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 1) *

                             3D SYSTEMS CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    88554D205
                                 (CUSIP Number)

                                 Kevin S. Moore
                                    President
                             The Clark Estates, Inc.
                               Thirty-First Floor
                              One Rockefeller Plaza
                            New York, New York 10020
                            Tel. No.: (212) 977-6900

                                 With a copy to:
                              Robin L. Spear, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                February 23, 2000
                          (Date of Event which Requires
                            Filing of this Statement)

            *If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

            The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

=============================================================================================================================
CUSIP NO. 88554D205
-----------------------------------------------------------------------------------------------------------------------------
              1  NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       THE CLARK ESTATES, INC.
                       13-5524538


-----------------------------------------------------------------------------------------------------------------------------
              2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a)   [ ]
                                                                                                                   (b)   [ ]
-----------------------------------------------------------------------------------------------------------------------------
              3  SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------------
              4  SOURCE OF FUNDS

                       NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
              5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR
                 2(e)                                                                                                    [ ]
-----------------------------------------------------------------------------------------------------------------------------
              6  CITIZENSHIP OR PLACE OF ORGANIZATION

                       NEW YORK
-----------------------------------------------------------------------------------------------------------------------------
                    7  SOLE VOTING POWER
    NUMBER OF
     SHARES                   690,872
  BENEFICIALLY
  OWNED BY EACH
    REPORTING
   PERSON WITH
                 -----------------------------------------------------------------------------------------------------------
                    8  SHARED VOTING POWER

                              0
                 -----------------------------------------------------------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                              690,872
                 -----------------------------------------------------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                              0
-----------------------------------------------------------------------------------------------------------------------------
             11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       690,872
-----------------------------------------------------------------------------------------------------------------------------
             12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                       [ ]
-----------------------------------------------------------------------------------------------------------------------------
             13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.0%
-----------------------------------------------------------------------------------------------------------------------------
             14  TYPE OF REPORTING PERSON

                       CO
=============================================================================================================================



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                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

        The items identified below, or the particular paragraph of such items which are identified below, are amended to add the information as set forth below. Capitalized terms not otherwise defined have the meanings ascribed to them in the original Schedule 13D.

Item 2. Identity and Background.

        (a)-(c) This Statement is being filed by The Clark Estates, Inc. (the "Reporting Person").

        The Reporting Person is a New York corporation principally engaged in the business of providing management and administrative services for certain institutional, corporate, individual and trust accounts affiliated with the Clark family. The principal business and principal office address of the Reporting Person is Thirty-First Floor, One Rockefeller Plaza, New York, New York 10020.

        Schedule I is amended as provided in the attached Schedule I.

Item 4. Purpose of Transaction.

          Kevin S. Moore, President and a director of the Reporting Person, was elected as a member of the Board of Directors of the Company on October 20, 1999. All of the shares of Common Stock have been acquired for investment purposes. The Reporting Person currently does not have any plans or proposals of the type set forth in Paragraphs (a) through (j) of Item 4 of Schedule 13D, except that the Reporting Person may acquire additional shares of Common Stock in open market transactions for investment purposes. Any decision of the Reporting Person either to purchase additional shares of Common Stock or to dispose of any of such shares


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will take into account various factors, including general economic conditions and money and stock market conditions.

Item 5. Interest in Securities of the Issuer.

                (a) The 690,872 shares of Common Stock beneficially owned by the Reporting Person constitute 6.0% of the outstanding shares of Common Stock (based upon an aggregate of 11,433,000 outstanding shares of Common Stock as of December 31, 1999, as reported in the Company's Current Report on Form 8-K with respect to events dating from September 9, 1999 and filed on February 23, 2000 (the "8-K")).

                (c) All transactions in the Common Stock which were effected by the Reporting Person since December 8, 1999 are as set forth below. All such transactions were open market transactions.

            Date                    Number of Shares Purchased                      Per Share Purchase Price
            ----                    --------------------------                      ------------------------
            12/8/99                         10,000                                        $7.47500
            12/9/99                         11,000                                         7.62500
            12/20/99                         4,500                                         7.37500

In addition, the number of outstanding shares of Common Stock has decreased as reflected in the Form 8-K and, consequently, the percentage of shares of Common Stock owned by the Reporting Person increased accordingly.

                                       2
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                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 9, 2000
-------------
Date


/s/ Kevin S. Moore
---------------------------------
Signature

Kevin S. Moore
President
The Clark Estates, Inc.
-----------------------
Name/Title



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                                   SCHEDULE I

                       Directors and Executive Officers of
                             The Clark Estates, Inc.
                       -------------------------------------

                                            Principal Occupation, and
                                            Name, Principal Business and
      Name                                  Address of Employer
      ----                                  -------------------

Jane Forbes Clark                           Chairman and Director
                                            The Clark Estates, Inc.
                                            Management Services
                                            One Rockefeller Plaza
                                            Thirty-First Floor
                                            New York, NY 10020

Kevin S. Moore                              President and Director
                                            The Clark Estates, Inc.
                                            Management Services
                                            One Rockefeller Plaza
                                            Thirty-First Floor
                                            New York, NY 10020

Anne L. Peretz                              Director
                                            The Clark Estates, Inc.
                                            Management Services
                                            One Rockefeller Plaza
                                            Thirty-First Floor
                                            New York, NY 10020

Eric L. Straus                              Senior Vice President and Director
                                            The Clark Estates, Inc.
                                            Management Services
                                            One Rockefeller Plaza
                                            Thirty-First Floor
                                            New York, NY 10020


Marshall F. Wallach                         Director, The Clark Estates, Inc.
                                            President
                                            The Wallach Corporation
                                            Investment Banking
                                            1401 17th Street
                                            Suite 750
                                            Denver, CO 80202


                                       4
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Richard C. Vanison                          Vice President and Treasurer
                                            The Clark Estates, Inc.
                                            Management Services
                                            One Rockefeller Plaza
                                            Thirty-First Floor
                                            New York, NY 10020

William T. Burdick                          Secretary
                                            The Clark Estates, Inc.
                                            Management Services
                                            One Rockefeller Plaza
                                            Thirty-First Floor
                                            New York, NY 10020




All of the executive officers and directors of the Clark Estates, Inc. are United States citizens.




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